Exhibit 99.1

Caledonia Mining Corporation

Results for the Second Quarter and First Half of 2015

August 13, 2015: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces its operating and financial results for the first half of 2015 (“H1” or the “Half Year”) and the second quarter of 2015 (“Q2” or the “Quarter”).  All results are reported in Canadian dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and the financial information set out below is on a 100% basis unless otherwise indicated.

Operating and Financial Review

	Q2 2014	Q2 2015	H1 2014	H1 2015	Comment
Gold produced (oz.)	11,223	10,401	21,464	20,361	Gold production in the Quarter and half-year was slightly ahead of target
On Mine cash cost (US$/oz.)1	611	729	622	699	Higher on mine cost per ounce due to lower grade and increased electricity consumption
All-in sustaining cost (US$/oz.)1	878	1,030	890	984	Higher all-in sustaining costs due to higher on-mine cash costs
Gold Sales (oz.)	11,223	10,401	23,433	21,174	Sales in Q1 2015 include work in progress brought forward from 2014 of 813 ounces compared to 1,969 ounces in Q1 of 2014
Average realised gold price (US$/oz.)1	1,265	1,174	1,267	1,187	Lower realised gold price reflects the lower gold price
Gross profit ($’m)2	5.6	4.0	11.7	8.6	Lower gross profit due to fewer ounces sold, lower gold price and higher on-mine costs
Net profit attributable to shareholders ($’m)	1.8	0.3	4.3	1.9	Net profit in Q2 of 2015 is after losses on discontinued operations in Zambia
Adjusted basic earnings per share3 (cents)	3.7	2.3	7.8	5.2	Adjusted eps excludes foreign exchange profits and losses, deferred tax and the expenses of the Zambian office which has now been closed
	Q2 2014	Q2 2015	H1 2014	H1 2015	Comment
Cash and cash equivalents ($’m)	25.8	23.7	25.8	23.7	Cash position remains robust despite increased capital investment as part of the plan to increase production.
Cash from operating activities ($’m)	1.7	2.6	7.9	5.9	Robust cash generation despite lower sales and realised gold price due to reduced administrative expenses and tax payments
Payments to the community and Zimbabwe government ($’m)	3.6	1.8	6.6	3.6	Lower payments due to the reduced royalty rate and the lower income tax payable on reduced profits and increased capital investment.

1 Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

3 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of the MD&A for a discussion of non-IFRS measures

4 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of the MD&A for a discussion of non-IFRS measures

Commenting on these results, Steve Curtis, Caledonia’s President and Chief Executive Officer said:

“2015 is a very important year for Caledonia as we continue to implement the Revised Investment Plan, which we presented to investors in November last year.  We are currently sinking, deepening or equipping four shafts at the Blanket mine in Zimbabwe and I expect this activity will translate into increased production from the first quarter of 2016.

“Caledonia’s board and management believe that the implementation of the Revised Investment Plan remains in the best interests of shareholders: the successful implementation of the plan will result in a significant increase in Blanket’s production and operating efficiency; the lower gold price increases the importance of delivering the Revised Investment Plan as scheduled.  I am pleased to report that we have met all of our key milestones and we remain on target for achieving all of the future milestones.

“We have sharpened our focus on our core operation and we are streamlining our corporate structure by terminating dormant companies and non-core assets. Operationally, the management team is focused on implementing the Revised Investment Plan; accordingly, we have strengthened the technical team in Johannesburg, to ensure that we have the capacity to deliver all aspects of the Revised Investment Plan. The increased costs of the enlarged technical team have been met by cost reductions in other areas.

“On-mine cost control remains good but the average cost per ounce continues to be adversely affected by the lower achieved grades at the current production level.  The achieved grade and tonnage production in the Quarter and in the Half Year were as planned.

“Subsequent to the end of the second quarter of 2015, the price of gold fell significantly.  Blanket continues to operate profitably at the lower gold price and production and costs remain as planned.  If the current gold price is sustained, however, investors should revise their expectations for Caledonia’s future financial performance to reflect the prevailing environment. As production begins to increase from the first quarter of 2016, I expect that average costs per ounce will start to fall.  I look forward to updating the market of our progress in due course.”

Safety

Regrettably, an accident occurred on April 30, 2015 at the GG exploration project, as a result of which a contractor died.  The Directors and Management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.

Exploration

Exploration continues at Blanket Mine and at its satellite properties.  On 19 May 2015, Caledonia announced a resource upgrade at Blanket Mine in which 491,000 tonnes of Inferred Resources were added to the Indicated Resource category, thereby enabling this material to be included in the life of mine plan.  A further 47,000 tonnes of new inventory was added to Indicated Resource.  Depending on actual production rates achieved, these resources may add 12 to 15 months life to the mine plan.

Dividend Policy

Since January 2014, Caledonia has paid a quarterly dividend of 1.5 Canadian cents per share per quarter, which amounts to a total dividend of 6 Canadian cents per annum.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.

It is currently envisaged that the existing dividend policy will be maintained however, the Board remains attentive to further changes in market conditions.

Strategy

Caledonia’s strategic focus is the implementation of the Revised Investment Plan at Blanket.  Caledonia’s board and management believe the successful implementation of the Revised Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding Blanket’s long term future.

Blanket will continue to explore and develop it satellite properties.  Subject to the availability of funding, Blanket intends to construct a pilot plant to test material from the satellite properties so as not to compromise the existing high recovery rates which are achieved at Blanket’s metallurgical plant.

The lower gold price may create further investment opportunities in Zimbabwe and elsewhere in Anglophone sub-Saharan Africa.  Caledonia will continue to evaluate such opportunities as they arise.

Effect of the Lower Gold Price

In recent months the price of gold has fallen from over US$1,200 per ounce to below US$1,100 per ounce.  The lower price of gold will, if sustained, reduce Blanket’s cash generation.  The implementation of the Revised Investment Plan at Blanket remains the prime focus for Caledonia and is expected to increase gold production, reduce the average cost of production and extend the life of mine by providing access to deeper levels for production and further exploration.

Caledonia has already implemented measures to reduce administrative expenses; the effects of which will be seen in coming quarters.  Excluding the costs of the Zambian office, which was closed in the Quarter, the general and administrative expense in the Quarter was approximately US$1.4 million – 13% lower on an annualised basis than the expense for 2014.  Caledonia’s board and management remains closely attentive to any further weakening in the gold price.

Production and costs for the Quarter and the Half Year have been as planned.  However, in light of the weaker gold price, investors should revise their expectations for Caledonia’s future financial performance to reflect the prevailing environment.

The Financial Statements and the Management Discussion and Analysis for the Quarter and Half Year ended June 30, 2015 are available on www.caledoniamining.com and on www.sedar.com.  A review of the results for the Quarter and Half Year and a video Q&A are also available for download for Caledonia’s website

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30				For the 6 months ended June 30
	2014		2015		2014		2015
	$		$		$		$
Revenue		15,555		15,014		32,618		31,008
Royalty		(1,090)		(752)		(2,285)		(1,553)
Production costs		(7,768)		(9,240)		(16,556)		(18,754)
Depreciation		(1,025)		(1,025)		(2,083)		(2,063)
Gross profit		5,672		3,997		11,694		8,638
Administrative expenses		(1,760)		(2,323)		(3,607)		(4,342)
Foreign exchange (loss)/gain.		(129)		139		128		764
Other income		5		18		5		28
Results from operating activities		3,788		1,831		8,220		5,088
Finance (expense)/income		(29)		(43)		(70)		(87)
Profit before income tax		3,759		1,788		8,150		5,001
Tax expense		(1,237)		(1,212)		(2,537)		(2,411)
Profit for the period		2,522		576		5,613		2,590
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		(2,288)		(1,730)		(154)		2,947
Total comprehensive income for the period		234		(1,154)		5,459		5,537
Earnings per share (cents)

Profit attributable to:
Shareholders of the Company		1,840		324		4,265		1,878
Non-controlling interests		682		252		1,348		712
		2,522		576		5,613		2,590
Earnings per share (cents)
Basic		3.5		0.5		8.2		3.4
Diluted		3.4		0.5		8.0		3.3
Adjusted earnings per share (cents) 4
Basic		3.7		2.3		7.8		5.2

1 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of the MD&A for a discussion of non-IFRS measures

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2015	2014	2015
Cash flows from operating activities
Cash generated by operating activities	3,528	2,928	10,396	6,750
Net Interest paid	(29)	(29)	(70)	(60)
Tax paid	(1,841)	(268)	(2,441)	(788)
Cash from operating activities	1,658	2,631	7,885	5,902

Cash flows from investing activities
Property, plant and equipment additions	(1,550)	(3,466)	(3,582)	(7,252)
Proceeds from sale of property plant and equipment	-	57	-	58
Net cash used in investing activities	(1,550)	(3,409)	(3,582)	(7,194)

Cash flows from financing activities
Dividend paid	(980)	(784)	(1,887)	(1,566)
Net cash used in financing activities	(980)	(784)	(1,887)	(1,566)
Net increase/(decrease) in cash and cash equivalents	(872)	(1,562)	2,416	(2,858)
Cash and cash equivalents at beginning period	26, 714	26,094	23,426	26,838
Effect of exchange rate fluctuations on cash held		(849)		(297)
Cash and cash equivalents at end of period	25,842	23,683	25,842	23,683

Condensed Consolidated statements of Financial Position (unaudited) (In thousands of Canadian dollars)
	As at	December 31,	June 30,
		2014	2015
		$	$
Total non-current assets		40,388	48,275
Inventories		7,571	8,180
Prepayments		348	317
Trade and other receivables		2,040	4,452
Income tax receivable		111	-
Cash and cash equivalents		26,838	23,683
Total assets		77,296	84,907
Non-current liabilities		12,980	15,418
Trade and other payables		3,791	5,089
Income taxes payable		1,990	1,894
Total liabilities		18,761	22,401
Equity attributable to shareholders		57,731	60,905
Non-controlling interest		804	1,601
Total equity		58,535	62,506
Total equity and liabilities		77,296	84,907